09059367

SEC Mail Processing Section

JUN 02 2009

Washington, DC
110

SECU… SION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UINTA INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4201 E. Harvard Avenue
(No. and Street)

Gilbert, AZ 85234
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell D. Thornock (480) 325-6071
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL MAASTRICHT, CPA
(Name – *if individual, state last, first, middle name*)

10640 North 28th Drive Suite C-209 Phoenix, AZ 85029
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Russell D. Thornock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uinta Investments, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CATHY A. THORNOCK
Notary Public - Arizona
MARICOPA COUNTY
My Commission Expires
APRIL 9, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UINTA INVESTMENTS, INC.
4201 East Harvard Avenue
Gilbert, Arizona 85234
TEL (480) 325-6071
FAX (480) 325-6085
e-mail: flex96@juno.com

May 22, 2009

Securities and Exchange Commission
Office of Filings and Information Systems
Attn: Branch of Registrations and Examinations
100 F Street, NE
Washington, DC 20549

SEC Mail Processing
Section

JUN 02 2009

Washington, DC
110

FINRA
ATTN: Eleanor M. Sabalbaro
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Re: Uinta Investments, Inc., CRD #39954

Dear Sirs:

Enclosed please find the audited statements for the above referenced firm for the fiscal year ending 3/31/2009.

Please let me know if you need anything else.

Sincerely,

Russell D. Thornock
President

/rt

enc.

C: SEC, Pacific Regional Office, Los Angeles, CA
FINRA, District 3, Denver, CO
Various States as shown on page 2

UINTA INVESTMENTS, INC.
4201 East Harvard Avenue
Gilbert, Arizona 85234
TEL (480) 325-6071
FAX (480) 325-6085
e-mail: flex96@juno.com

Alabama
Arizona
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Illinois
Indiana
Kansas
Maryland
Massachusetts
Michigan
Minnesota
Mississippi
Missouri
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Ohio
Oregon
Pennsylvania
Rhode Island
South Carolina
Texas
Utah
Virginia
Washington
Wisconsin

UINTA INVESTMENS, INC.

Gilbert, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of March 31, 2009

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

Board of Directors
Uinta Investments, Inc.:

We have audited the accompanying statement of financial condition of Uinta Investments, Inc., as of March 31, 2009, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uinta Investments, Inc. as of March 31, 2009, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole

Michael Maastricht, CPA

Phoenix, Arizona
May 22, 2009

UINTA INVESTMENTS, INC.

Statement of Financial Condition
March 31, 2009

ASSETS

Current assets:		
Cash	$	13,445
Prepaid expenses		10,481
Total current assets	$	23,926

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Accrued liabilities	$	4,900
Total current liabilities		4,900
Shareholder's equity:		
Common stock, $1 par value, 50,000 shares authorized 10,000 shares issued and outstanding		10,000
Retained earnings		9,026
Total shareholder's equity		19,026
	$	23,926

See accompanying notes.

UINTA INVESTMENTS, INC.

Statement of Income
For the year ended March 31, 2009

Commission income	$ 194,098
Commission expense	183,009
Gross profit	11,089
General and administrative expenses	33,760
Loss from operations	(22,671)
Interest income	61
Net loss	$ (22,610)

See accompanying notes.

UINTA INVESTMENTS, INC.

Statement of Shareholder's Equity
For the year ended March 31, 2009

	Common Stock	Retained Earnings	Shareholder's Equity
Balance, March 31, 2008	10,000	21,636	31,636
Net loss		(22,610)	(22,610)
Contributions from shareholder		10,000	10,000
Balance, March 31, 2009	10,000	9,026	19,026

See accompanying notes.

UINTA INVESTMENTS, INC.

Statement of Cash Flows
For the year ended March 31, 2009

Cash flows from operating activities:	
Net loss	$ (22,610)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	3,029
Increase in accrued liabilities	900
Net cash used by operating activities	(18,681)
Cash flows from financing activities:	
Contributions from shareholder	10,000
Net cash provided by financing activities	10,000
Net decrease in cash	(8,681)
Cash at beginning of year	22,126
Cash at end of year	$ 13,445

See accompanying notes.

UINTA INVESTMENTS, INC.

Notes to Financial Statements
For the Year Ended March 31, 2009

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in December 1995 to operate as a full-service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company earns commissions for introducing investors to various investment projects or to other broker-dealers. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses. There were no advertising costs for the year ended March 31, 2009.

Statement of cash flows:

All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents

Income taxes:

The Company is an S Corporation for Federal income tax purposes. All income and expenses of the Company are reported on the income tax returns of the individual shareholder, therefore, no income tax liability or provision is reported in the financial statements.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

---

(1) Summary of significant accounting policies (continued):

Concentrations

For the year ended March 31, 2009, approximately 99.9% of the Company's revenues were from four investment projects.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, prepaid expenses and accrued liabilities, which are carried at fair value.

(2) Related party activities:

The sole shareholder pays for certain operating expenses of the Company such as office rent, telephone, insurance, photocopy and fax expenses, utilities and postage. The amount of such expenses cannot be reasonably determined.

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by NASD. Under NASD's formula, the Company must maintain a net worth of $5,000 as of March 31, 2009.

UINTA INVESTMENTS, INC.

SCHEDULE I

Computation of Net Capital
March 31, 2009

Stockholder's equity (capital) per statement of financial condition at March 31, 2009	$	19,026
Less not allowable assets:		
Prepaid expenses		(10,481)
Net capital for FINRA requirement purposes as of March 31, 2009		8,545
Net capital required		5,000
Net capital in excess of amount required	$	3,545
Aggregate indebtedness		
Accrued expenses	$	4,900
Ratio: Aggregate indebtedness to net capital		0.57 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2009.

UINTA INVESTMENTS, INC.

SCHEDULE II

INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AND COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS OF RULE 15c3-3

March 31, 2009

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds for or securities for, or owe money or securities to customers. The Company, therefore, meets the requirements of Paragraph (K) (2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Uinta Investments, Inc.:

In planning and performing our audit of the financial statements of Uinta Investments, Inc. (the Company) as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including the consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

Member
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Uinta Investments, Inc. as of and for the year ended March 31, 2009 and this report does not affect our report thereon dated May 22, 2009.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth in the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be deficient in this respect

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Maastricht, CPA

Phoenix, Arizona
May 22, 2009